SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------

                                SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Final Amendment)




                     Nanophase Technologies Corporation
                    -----------------------------------
                              (Name of Issuer)



                   Common Stock, Par Value $.01 Per Share
                   --------------------------------------
                       (Title of Class of Securities)



                                 630079101
                                 ---------
                               (CUSIP Number)




                               August 1, 2001
                               --------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         This Final Amendment to Schedule 13G is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1(a).     Name of Issuer:

               Nanophase Technologies Corporation ("Nanophase")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1319 Marquette Drive
               Romeoville, Illinois 60446

Item 2(a).     Names of Persons Filing:

               This Schedule 13G is being jointly filed by Harris & Harris Group, Inc. ("Harris & Harris") and Mel P. Melsheimer, President, Chief Operating Officer and Chief Financial Officer of Harris & Harris (collectively, the "Reporting Persons"), with respect to shares of common stock, par value $.01 per share, of Nanophase (the "Nanophase Common Stock").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The principal business address of each of the Reporting
         Persons is:

                One Rockefeller Plaza
                Suite 1430
                New York, New York 10020

Item 2(c).     Citzenship:

               Harris & Harris is a venture capital investment company, incorporated in the State of New York, and operating as a Business Development Company under the Investment Company Act of 1940. Mr. Melsheimer is a citizen of the United States.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share


Item 2(e).     CUSIP Number:

               630079101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:


               Not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.        Ownership.

               The Reporting Persons, in the aggregate, own less than 5% of the Nanophase Common Stock and are no longer required to file on
         Schedule 13G with respect to the Nanophase Common Stock.

               This Schedule 13G is being filed in fulfillment of the Reporting Persons' obligations under Section 13(d) of the Exchange Act and the rules promulgated thereunder.

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of the Securities, check the following |X|

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable

Item 10.       Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 14, 2001



                              HARRIS & HARRIS GROUP, INC.


                              By:  /s/ Mel P. Melsheimer
                                   -------------------------------------------
                                       Mel P. Melsheimer
                                       President, Chief Operating Officer
                                       and Chief Financial Officer


                              By: /s/  Mel P. Melsheimer
                                  --------------------------------------------
                                       Mel P. Melsheimer